Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doroni Aerospace, Inc
11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076
https://doroni.io/

Up to $2,710,158.24 in Series Seed-2 Preferred Stock at $2.96
Minimum Target Amount: $9,998.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Doroni Aerospace, Inc
Address: 11555 Heron Bay Blvd. Suite 200, Coral Springs, FL 33076
State of Incorporation: DE
Date Incorporated: October 06, 2021

Terms:

Equity

Offering Minimum: $9,998.88 | 3,378 shares of Series Seed-2 Preferred Stock
Offering Maximum: $2,710,158.24 | 915,594 shares of Series Seed-2 Preferred Stock
Type of Security Offered: Series Seed-2 Preferred Stock
Purchase Price of Security Offered: $2.96
Minimum Investment Amount (per investor): $594.96

Voting Rights of Securities Sold in this Offering

The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the "Class A Common Stock") (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor or a predesignated friend/family member of Doroni Aerospace, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $5,000+ within the first 5 days and receive 15% bonus shares.

Early Bird 2

Invest $10,000+ within the first 5 days and receive 20% bonus shares.

Early Bird 3

Invest $20,000+ within the first 5 days and receive 25% bonus shares.

Early Bird 4

Invest $50,000+ within the first 5 days and receive 30% bonus shares.

Early Bird 5

Invest $100,000+ within the first 5 days and receive 35% bonus shares.

Amount-Based Perks

Tier 1

Invest $5,000+ and receive 5% bonus shares

Tier 2

Invest $10,000+ and receive 15% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Tier 3

Invest $25,000+ and receive 20% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Tier 4

Invest $50,000+ and receive 25% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Tier 5

Invest $100,000+ and receive 30% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

*Non-bonus share perks capped to first 150 indviduals.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doroni Aerospace will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $2.96 / share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $296. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Doroni Aerospace, Inc. (the "Company" or "Doroni" "we" "us" or "ours") is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. Our go-to-market product currently under development, the Doroni Hl, is a two-seater personal eVTOL. We are targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of our anticipated product launch in 2026.

We were founded in 2018, with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Our mission is to democratize the power of flight and we ultimately envision that our eVTOLs will serve as a clean transportation solution for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among our core guiding principles, informing everything from product design, and customer/user experience, to scaling our technology. The Doroni Hl eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot's license that requires years of flight training.

Our global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. We believe the transportation sector, and the world at large, stands at an inflection point and we are positioning ourselves to deliver a disruptive technological change to commuter transportation.

We anticipate that we will operate direct sales channels primarily to first responders, police markets and high net worth flight enthusiasts, brand experience stores, pop-up locations in key US and European markets, as well as online sales. We were initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

Current Prototypes

H1 P1: The H1 P1 ("H1 P1") is a full-scale flying model with a fully working cockpit simulator with software avionics and computer systems that are ready for flight integration. The Doroni H1 P1 is a two-seat personal eVTOL vehicle. Our team designed, built, tested, and successfully hovered and flew vertically and horizontally the 1400 lb. full-scale H1 P1 prototype.

H1 X: The current Hl X eVTOL prototype ("H1 X") under development is the successor to three previous prototypes developed by the company - the Y6, X8, and H1 P1 prototypes.

Our target is to submit the H1 X to the FAA for certification and proceed to mass production in 2026.

Competitors and Industry

Market Overview

In 2020, the transportation sector generated the largest share of greenhouse gas emissions in the US, adding to the fact that state and local governments spent $204B on highways and roads the previous year. Transportation, as it stands, is dealing massive damage to our planet and forces us to rely on infrastructure that is both costly and unsustainable. The White House has taken major steps to combat the problem, committing $39B to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law.

According to Deloitte's Advanced Air Mobility Report, regarding disrupting the future of mobility- "with urbanization and population growth driving congestion in cities, AAM promises to save passengers time, improve productivity and quality of life, increase accessibility for rural and disadvantaged communities, and expand access to goods and services."

As defined by the FAA, Urban Air Mobility (UAM) enables highly automated, cooperative, passenger or cargo-carrying air transportation services in and around urban areas. UAM is a subset of the Advanced Air Mobility (AAM) concept under development by the Federal Aviation Administration (FAA), National Aeronautics and Space Administration (NASA), and industry. As a subset of AAM, UAM focuses on operations moving people and cargo in metropolitan and urban areas. This Concept of Operations (ConOps) provides an evolving vision that will help facilitate further research on how to best assist UAM operations in the National Airspace System (NAS) if demand and volume exceed current capabilities.

In July 2023, the FAA proposed a rule to enhance the safety and performance of light sport aircraft. The proposed Modernization of Special Airworthiness Certification (MOSAIC) rule would put performance safety standards around larger aircraft that innovators are building by expanding the definition of Light-Sport Aircraft. "This rule will encourage manufacturers to make Light Sport Aircraft operations safer, more versatile, and accessible while maintaining rigorous safety standards," said Acting FAA Associate Administrator for Safety David Boulter. Under the proposal, the aircraft's weight limit is based on its stall speed. By permitting higher stall speeds, the proposal would bring within the Light Sport Aircraft regulatory framework aircraft weighing as much as 3,000 pounds. This more than doubles the weight of aircraft under the current definition of Light-Sport of 1,320 pounds, allowing larger and stronger aircraft to qualify as Light Sport. The proposal would also expand the type of aircraft sport pilots can operate and allow them to use their aircraft for a wider range of operations such as some aerial work. Although sport pilots could operate aircraft designed with up to four seats, they would remain limited to operating with only one pilot and one passenger. The public has 90 days to comment on the proposed rule once it is published in the Federal Register. The FAA will publish a final rule and respond to comments after the comment period closes.

Commercial air taxi operations are projected to begin between 2024-2025, but the creation of an entirely new eVTOL market is already well underway. Over $6B was invested in eVTOLs, and 5 of the largest air taxi companies went public for a combined market cap of $10.7B in 2021. Morgan Stanley ultimately projects the market to climb to $1 trillion by 2040.

60 Minutes recently aired a high-profile informative report on the emerging industry, where former FAA Administrator, Billy Nolen, was quoted: "This is real, and this is happening – we've come a long way from where we were just a decade ago." This goes a long way towards validating eVTOL certification processes, especially in light of Joby Aviation receiving its Part 135 Air Carrier Certification- one of three FAA approvals needed for the company to operate in cities and communities across the US in late May 2024.

The National Aeronautics and Space Administration ("NASA") is also assisting the FAA in air traffic management solutions for the future of Urban Air Mobility, which include multiple use cases for eVTOL aircraft, including cargo transportation, military and law enforcement, and emergency/natural disaster response. In addition, the US Air Force established the Agility Prime Program, partnering with the commercial eVTOL industry to propel the third revolution in aerospace and start a new class of air mobility systems by 2023. These are just a few of the major changes and initiatives the nascent industry can anticipate in the coming years.

eVTOL Market Segmentation

Electric vertical takeoff and landing aircraft are changing the way the world thinks about air travel and redefining what is possible. In all, it is generally accepted, and we believe that there are over few hundred different eVTOL developers globally at the moment. The market itself is divided into three primary segments, namely: Cargo, Personal, and Air Taxi.

Air Taxi

The Air Taxi segment appears to be the most high-profile, with large commercial developers like Joby, Vertical, Lilium, and Archer in the limelight. These air taxi eVTOLs are much larger 4-6 seater aircraft strictly intended for commercial use (not for personal use) and entail highly complicated technological challenges and complex/lengthy certification processes with the FAA. Although these are our potential competitors, to our knowledge, none of these developers have publicly announced any plans to offer vehicles for personal purchase and use. As such, we see the tremendous benefit and value of entering the market with a personal eVTOL like the Doroni H1.

Cargo

The cargo market includes developers such as Elroy Air and Metro, which don't fly a manned eVTOL and only fly cargo. By comparison, the Doroni Hl eVTOL is dual-use and can carry up to two passengers, pilot included, and/or cargo with a maximum payload of 500 lbs.

Personal

The personal eVTOL segment is further subdivided into 1- and 2-seater categories. 1-seaters typically have an open frame with exposed propellers, have a limited range, and are intended for leisure and recreational use. The Doroni Hl falls under the 2-seater + payload category.

Competitors

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators, and local/regional incumbent aircraft charter services. Our competitors in the UAM market include companies such as Joby Aviation, Archer Aviation, and Volocpter GmbH. While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft and vertically integrated approach offer the greatest long-term prospects to certify and produce the best aircraft to serve our customers and, in turn, to monetize the full value chain from development through operations.

Business Model and Differentiators

Our go-to-market personal eVTOL has multiple use cases across several sectors. Our business model consists of building and selling the Doroni Hl eVTOL, generating revenue by specifically targeting emergency response, the military, law enforcement, and the purely recreational sports/leisure segment which also includes sustainable tourism. The H1 is different than other available eVTOLs on the market because it is designed with ducted propellers that greatly increase overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels. We anticipate that the H1 will be equipped with airframe parachutes and a variety of sensors, which will help the aircraft maintain altitude and position in windy conditions and during close maneuvers in crowded environments. Our goal is to deliver up to 6 units in 2026 and up to 2,520 units by 2029.

In the short term, we anticipate our early adopters and potential customer base to include aviation enthusiasts, who already own a traditional luxury automobile and/or luxury electric vehicle (such as a Tesla), and who are interested in owning a personal eVTOL. In the long- term, we believe that the practicality and ease-of-use of flying in an eVTOL aircraft will come to take a significant share of commuter transportation.

Features

Our team designed an intuitive, easy-to-use aircraft control system for the Hl based on an auto-stabilizing, multi-rotor aircraft with 3 axes of movement. Our unique patent for the design and aerodynamic features (Patent No. US D978,717 S) combines what we believe are the best elements of a drone and aircraft to deliver ease of use and quick deployment. We believe that this, combined with the H1's propulsion system, will make it an agile vehicle capable of accomplishing a variety of tasks across several target markets.

In terms of pilot control, the aircraft's control sticks mirror each other for right or left-handed uses, with control taken over by the last stick engaged. Pitch, roll, and yaw are integrated into this single stick, and anti-collision sensors will maintain the aircraft's position in the event the pilot removes his/her hand from the control stick.

The Doroni Hl is expected to be able to charge up to 80% within 25 minutes, have a cruising speed of 100 mph, a max speed of 140 mph, and a range of 60 miles. As electric vehicle technology and battery management systems continue to advance, we project this range to increase to 100 miles as it nears product launch.

Safety

The customer is at the center of everything that we do, and we have therefore incorporated many safety considerations into the design and nature of the Doroni Hl eVTOL. From its inception with the Y6 and X8 prototypes that came before it, the Doroni Hl was designed to maximize safety and will undergo exhaustive multi-level quality control.

First and foremost, as a flying vehicle capable of landing in a front yard or parking in a standard two-car garage, in areas near families and children at play, ducted propellers are an absolute must. We believe that our aesthetically pleasing, patent design (Patent No. US D978,717 S) and engineering (Patent No. US-20220081107-A1) separate the Doroni H1 from its competitors and greatly increasing overall safety while enabling a higher thrust efficiency and greatly reduced noise levels.

We anticipate that the Hl eVTOL will be equipped with airframe parachutes and a variety of sensors, including 360° anti-collision sensors, lidar, a barometer, and an Optic Flow camera to help maintain altitude and position in windy conditions. This is in addition to a variety of other safety features, namely: multiple redundancy batteries, emergency airbags, increased lift and stability, ten independent propulsion systems, energy-dissipating landing gear, and an energy-dissipating body.

Sources

1 https://www.urban.org/policy-centers/cross-center-initiatives/state-and-local-finance-initiative/state-and-local-backgrounders/highway-and-road-expenditures

2 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions/

3 https://www.whitehouse.gov/bipartisan-infrastructure-law/; and https://www.whitehouse.gov/briefing-room/statements-releases/2021/11/06/fact-sheet-the-bipartisan-infrastructure-deal/

4 https://www2.deloitte.com/us/en/insights/industry/aerospace-defense/advanced-air-mobility.html

5 https://www.faa.gov/sites/faa.gov/files/Urban%20Air%20Mobility%20%28UAM%29%20Concept%20of%20Operations%202.0_0.pdf

6 https://www.faa.gov/newsroom/faa-proposes-rule-enhance-safety-and-performance-light-sport-aircraft

7 https://vtol.org/news/press-release-vfs-continues-record-growth-exceeds-160-corporate-members and https://www.businessinsider.com/top-startups-evtol-flying-car-industry-urban-air-mobility-2022-4; See https://www.morganstanley.com/ideas/autonomous-aircraft.

8 https://www.morganstanley.com/ideas/autonomous-aircraft

9 https://www.youtube.com/watch?v=1YUv0AMq0x8; https://drive.google.com/file/d/1j2c6sW03ZRBb9HCoNXDQcBZJFZa4tBUS/view

10 https://www.jobyaviation.com/about/

Current Stage and Roadmap

Current Stage

We have achieved several key milestones within the last 12 months, most notably having raised over $5,700,000 through various crowdfunding campaigns. At the end of 2022, we moved into a new research and development facility, where we developed the H1-P1 prototype. We are now developing the H1 X, a new full-scale, fully functional flying prototype. In addition, we have been coordinating with Space Florida, a state government agency, which is providing resources to bring our operations to scale (i.e. allocating land, building a production facility, and tooling, leasing, etc.).

In late March 2023, we revealed the Hl P1 model, the most comprehensive look at the go-to-market product we have offered to the public to date. In July 2023, we presented the Hl's cockpit via a full VR experience at the Sixteenth Annual Electrical Aircraft Symposium. We have received over 400 pre-orders from private consumers.*

To the best of our knowledge, we have procured nearly all the technology, components (batteries, motors, etc.), and partnerships necessary to develop the H1 X. We are, however, in the development stage, and have not yet established a manufacturing facility or manufacturing processes.

* These preorder indications are non-binding, no-deposit, and require no down payment or reservation fee.

Previous Development and Milestones

The Hl P1 eVTOL prototype developed is the successor to two previous prototypes developed by us, the Y6 and X8 prototypes. With the more recent of the two, the X8, we designed, built, tested, and successfully lifted off the 643 lb. full-scale prototype.

We also won second place at the Florida Aerospace 2021 Forum, the sixth annual aerospace-focused conference hosted in partnership with Space Florida, which was supported by title sponsor Florida Power and Light and its incubator 35 Mules, and also by Foley & Lardner LLP, Haskell, Dysruptek, and Spaced Ventures.

While achieving these accomplishments, we have received numerous press mentions, including the Miami Herald, Fox News, News Nation, Robb Report, Bloomberg, The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, Yahoo! Finance, and the BBC.

Intellectual Property

We have seven patents patent applications currently active and two patents approved: Patent No. US D978,717 S (application no. 29/756587) for the design of a personal aircraft and Patent No. US-20220081107-A1 (application no. 17/478,870) for utility. The first patent was filed on October 29, 2020, and published on February 21, 2023, and has a term of 15 years; the second was filed on September 17, 2021, and was approved for issuance on February 1, 2024. We intend to grow our current intellectual property to include design, aerodynamic, and battery utility patents by the end of 2024.

Employees

We currently have 3 full-time employees and work with various independent contractors and consultants, allowing us to maintain a low full-time headcount.

Property

We maintain virtual offices at the site of our previous physical offices located at 11555 Heron Bay Blvd., Suite 200, Coral Springs, FL 33076. Our physical offices are located at 935 NW 31st Avenue, Suite F, in Pompano Beach, Florida, where we lease 10,966 square feet of office space under a lease that expires December 31, 2025. Our current rent is $14,393 per month, which increases to $15,112.52 per month on January 1, 2024, and $15,868 per month on January 1, 2025. Our estimated monthly common area maintenance expenses are $5,721.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Future Roadmap

We project to have a full-scale, fully functional flying Hl X eVTOL prototype completed during 2024 and are targeting a Light-Sport Aircraft certification with the FAA ahead of the product launch at the beginning of 2025. We also intend to grow our current intellectual property to include design, aerodynamic, and battery utility patents by the end of 2023.

Currently, our future development roadmap includes, but is not limited to completing the full-scale, fully functional flying H1 X prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, etc.; and working with a Designated Engineering Representative ("DER") to assist the company in securing an LSA certification with the FAA.

The Team

Officers and Directors

Name: Doron Merdinger

Doron Merdinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO), Founder, Director
  Dates of Service: November, 2016 - Present
  Responsibilities: CEO of the Company; responsibilities include overseeing the day-to-day operations of the company and managing all strategy and business decisions. Mr. Merdinger is the Company's majority shareholder with 50,585,000 shares of Common Stock.

Name: Yaakov Werdiger

Yaakov Werdiger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer (COO)
  Dates of Service: March, 2023 - Present
  Responsibilities: Operation and funding

Other business experience in the past three years:

- Employer: Champ Autos
  Title: CEO
  Dates of Service: January, 2019 - June, 2021
  Responsibilities: CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established

markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Series Seed 2 Preferred Stock in the amount of up to $650,427.44 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will require additional funds in the near term, which it plans to raise in parallel or near-term additional offerings; and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We will need to raise additional equity capital concurrently with this offering and in the near future, in order to fulfill our growth objectives. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our efforts at bringing our products to market. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our efforts at bringing our products to market, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will need to engage in common equity, debt, or preferred stock financings in the near term future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in its contemplated parallel and near-term future offerings to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed 2 Preferred Stock we are offering now and plan to offer in the near term, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from

registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to regulations related to the manufacturing, labeling, distribution, sale, and use of our products. Changes in these regulations, or the enactment

of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Investing in our Series Seed 2 Preferred Stock involves risk.

Investing in our Series Seed 2 Preferred Stock involves risk. In evaluating us and an investment in our Series Seed 2 Preferred Stock, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in our Series Seed 2 Preferred Stock. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations. The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations. eVTOL aircraft involve a complex set of technologies, which we must continue to further develop. However, before eVTOL aircraft can fly, we must receive requisite certifications and approvals from applicable governmental authorities. There is no assurance that our design, development, and certification efforts will result in our receiving certification of our aircraft from the Federal Aviation Administration (the "FAA"). In order to achieve FAA certification, the performance, reliability and safety of eVTOL aircraft must be established, none of which can be assured. In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate use of our aircraft, or will experience delays in receiving one or more of these certifications. Additional challenges to the adoption of our eVTOL aircraft, all of which are outside of our control, include: market acceptance of eVTOL aircraft; state, federal or municipal regulatory and licensing requirements for our eVTOL aircraft and operators of our eVTOL aircraft; necessary changes to existing infrastructure to enable adoption, including installation of necessary charging and other equipment; and public perception regarding the safety of eVTOL aircraft. There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically could delay or prevent our ability to commercially launch our eVTOL aircraft. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA certification for our aircraft. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing our aircraft, which could adversely affect our prospects, business, financial condition and results of operations. In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute our business strategy, or that our eVTOL aircraft will obtain the necessary government approvals or be successful in the market. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations. Additional challenges to the adoption of our eVTOL aircraft, all of which are outside of our control, include: -- market acceptance of eVTOL aircraft; -- state, federal or municipal regulatory and licensing requirements for our eVTOL -- aircraft and operators of our eVTOL aircraft; -- necessary changes to existing infrastructure to enable adoption, including -- installation of necessary charging and other equipment; and -- public perception regarding the safety of eVTOL aircraft. There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically could delay or prevent our ability to commercially launch our eVTOL aircraft. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA certification for our aircraft. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing our aircraft, which could adversely affect our prospects, business, financial condition and results of operations. In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute our business strategy, or that our eVTOL aircraft will obtain the necessary government approvals or be successful in the market. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations.

Prospective purchasers or lessees of our aircraft may be unable to obtain the required license to personally operate our aircraft.

Under current regulations, operators of our aircraft will be required to hold a valid Airline Transport Pilot's license with advanced training requirements. The issuance of such a pilot license is subject to the approval and discretion of the FAA and depends upon meeting its established criteria. The difficulty and/or inability or unwillingness of consumers to obtain the requisite licensing could adversely impact our projected future sales. It is anticipated that the FAA will adopt a simpler pilots' license requirement which will allow a broader group of consumers to operate a eVTOL but this may not happen or it may happen over a long period of time.

The market for urban air mobility vehicles has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The urban air mobility vehicle ("UAM") market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. This market is new, rapidly evolving, characterized by rapidly changing technologies, significant competition, evolving government regulation and industry standards, new aircraft and changing consumer demands and behaviors. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters to widely adopt air mobility as an alternative to ground transportation. If the public does not perceive UAM as beneficial, or chooses not to adopt UAM, the market for our products may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential purchasers of our vehicles cannot be predicted with any degree of certainty, and we cannot assure you that we will be able to operate in a profitable manner. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.

There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.

Our growth is highly dependent upon consumer adoption of an entirely new form of mobility offered by eVTOL aircraft and the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices we project for our products, our business may never materialize.

Certain localities may reject eVTOL operations due to a perceived risk of safety or burden on local communities from eVTOL operations.

The safety record of our aircraft will depend on factors external to the vehicle and the understanding of which is currently being constructed, such as the integration of the use of our aircraft with other aircraft operating in the same urban airspace. If the prediction of important characteristics of the system, such as route placement, vehicle separation and communication protocols, is not accurate, or if these considerations are not properly taken into account, it could materially adversely affect our business, financial condition and results of operations. The approval of local authorities of the operation of the eVTOLs will be influenced by the public opinion about the burdens imposed by the vehicle operations. Local populations, being potential users of our aircraft or not, may perceive the external noise of the vehicles, visual pollution and changes in the neighborhood provoked by aircraft operations to be unreasonable with respect to the benefits brought by the vehicles in terms of traffic congestion reduction and decrease in travel times. If that is the case, the demand for the vehicles and our operations may be negatively affected.

Crashes, accidents, or incidents of eVTOL aircraft involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. Any such occurrence involving our aircraft may negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our product launch. In addition, the operation of aircraft is subject to various risks, and we expect demand for our products to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain FAA certification for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters are due to a safety issue. We believe that regulators and the general public are still forming their opinions about the safety and utility of UAM, their advanced flight control software capabilities and their operation in and around urban areas. An accident or incident involving either our aircraft or a competitor's aircraft while these opinions are being formed, could have a disproportionate impact on the longer-term view of the emerging UAM market. We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand, or other companies in our industry. If our aircraft, or other types of aircraft are involved in a public incident, accident, cyberattack or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such matter. If our insurance is inapplicable or inadequate, we may be forced to bear substantial losses. In addition, any such incident could create an adverse public perception, which could harm our reputation, and result in consumers being reluctant to purchase our aircraft, which could adversely impact our business, results of operations, financial conditions, and prospects.

We may be unable to obtain regulatory approvals required to manufacture and commercialize our aircraft.
Our ability to manufacture and sell our product depends on outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, Federal Travel Regulations, and other relevant government laws and regulations and requires certain regulatory authorizations and certifications. While we anticipate being able to obtain the required authorizations and certifications, we may be unable to do so on the timeline we project or at all. If we fail to obtain any of the required authorizations or certificates, or to do so in a timely manner, or any of these authorizations or certificates are modified, suspended, or revoked after we obtain them, we may be unable to launch product sales or do so on the timelines we project, which may have an adverse impact on our business, financial condition and results of operations. In addition, if any changes to such laws and regulations make it too costly or otherwise make it unfeasible for us to manufacture and sell our products, your investment in us would be affected. Our business model is contingent on our aircraft being classified as "Light Sport Aircraft" ("LSA") under new proposed FAA regulations. To achieve LSA classification, our aircraft must satisfy specific requirements outlined by the FAA. Failure to meet these strict requirements could result in our aircraft not being eligible for LSA classification. If our aircraft do not qualify as LSAs due to non-compliance with FAA regulations, our operations, revenue, and future prospects may be significantly impacted. We may face restrictions on our target market, reduced customer demand, and increased compliance expenses. Furthermore, being unable to classify as an LSA could subject us to more stringent regulations, leading to potential delays and higher costs in obtaining necessary certifications. Any inability to meet the required criteria may have adverse effects on our financial condition and operational capabilities.

If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.
A failure to increase air traffic capacity in the airspace serving our target markets could have a material adverse effect on our business. Weaknesses in the National Airspace System and the Air Traffic Control ("ATC") system, such as outdated procedures and technologies, could result in capacity constraints prohibiting or limiting the ability of our customers to operate our aircraft. While our aircraft is designed to operate in the National Airspace System under existing rules, our business at scale will likely require airspace allocation for UAM operations and could result in regulatory changes. Our inability to obtain sufficient access to the National Airspace System or to comply with any regulatory changes could increase our costs of our aircraft, which could reduce demand and have an adverse impact on our business, financial condition, and results of operations.

Our product could fail to achieve acceptance.
It is possible that our aircraft will fail to gain market acceptance for any number of reasons, including perceived safety, price point, competition, and the ability of purchasers or lessees of our aircraft to obtain operator licenses. If our products fail to achieve acceptance in the marketplace, this would materially and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only manufactured prototypes for our Y6, XS, and H1 P1 models. Delays or cost overruns in the development of our aircraft and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and changes to design and regulatory hurdles. In addition, we may be unable to obtain the regulatory approvals necessary to sell our products. Any of these events could materially and adversely affect our operating performance and results of operations.

Our competitors may commercialize their technology before us.
We believe that the primary sources of competition for our service are ground-based mobility solutions, eVTOL facilitated aerial ridesharing services, and other eVTOL developers/operators. If new or existing aerospace companies launch competing solutions in the markets in which we intend to sell our products, or obtain large-scale capital investment, we may face increased competition. Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future, which may allow them to devote greater resources to the development, certification and marketing of their products and services or to offer lower prices. Our competitors may also establish strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Some have more experience in the aerospace industry than we have, and foreign competitors could benefit from

subsidies or other protective measures offered by their home countries. Any of the foregoing could harm our business, financial condition, operating results, and prospects.

Our aircraft may fail to achieve performance expectations.

Our aircraft may fail to achieve our performance expectations. For example, our aircraft may have a higher noise profile or have shorter maximum range than we estimate. Our aircraft also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. We may incur significant costs to address any performance issues, or if not detected or addressed, such issues could negatively impact our business, financial condition, operating results, and prospects. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the expected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft. We expect to introduce new and additional features and capabilities to the aircraft over time. We may be unable to develop or certify these upgrades in a timely manner or at all, which may have an adverse impact on our business, financial condition, and results of operations.

We may not be able to produce aircraft in the volumes and on the timelines we project.

There are significant challenges associated with producing aircraft in the volumes that we are projecting. As we are in development stage, we have not yet established a manufacturing facility or manufacturing processes. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market, the need for specialized design and development expertise, extensive regulatory requirements, the challenge of establishing a brand name and image and the need to establish maintenance and service locations. As a future manufacturer of electric aircraft, we will face a variety of added barriers to entry including additional costs of developing and producing an electric powertrain, regulations associated with the transport of batteries and unproven customer demand for a fully electric UAM eVTOL. The timing of our production ramp depends upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It also depends on being able to obtain timely Production Certification from the FAA and sufficient staffing to support production objectives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed. If any of the foregoing risks occurs, it could adversely affect our business, financial condition, operating results, and prospects.

Our financial statements include a going concern note.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have two design patents pending and one approved and published, in addition to trademarks, copyrights, internet domain names, and trade secrets (including issued Patent No. US D978,717 S). Competitors may misappropriate or violate the rights owned by us. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may be costly. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

If we cannot raise sufficient funds, we may not succeed.
Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

No public trading market currently exists for our Series Seed 2 Preferred Stock.
There is no public market for our Series Seed 2 Preferred Stock. Until our Series Seed 2 Preferred Stock are listed on an exchange, if ever, you may not sell your Series Seed 2 Preferred Stock unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Series Seed 2 Preferred Stock promptly or at all. If you are able to sell your Series Seed 2 Preferred Stock, you may have to sell them at a substantial discount to the price you paid for the Series Seed 2 Preferred Stock.

Terms of subsequent financings may adversely impact your investment.
Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Series Seed 2 Preferred Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed 2 Preferred Stock. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Series Seed 2 Preferred Stock have no voting rights.
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Series Seed 2 Preferred Stock have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series Seed 2 Preferred Stock disapprove. In assessing the risks and rewards of an investment in the Series Seed 2 Preferred Stock, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees, and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series Seed 2 Preferred Stock will be subject to the decisions of our directors, officers, employees, and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court.

However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Foreign securities laws
Prior to accepting any subscriptions from residents of foreign jurisdictions, we may consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

You must keep records of your investment for tax purposes.
As with all investments in securities, if you sell the Series Seed 2 Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Series Seed 2 Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

We rely on third parties to provide services essential to the success of our business.
We rely and shall rely on third parties to provide a variety of essential business functions for us, including software development, design, and manufacturing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could materially damage our brand, business, prospects, financial condition, and operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.
There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer, and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

Procuring, manufacturing, and selling our products internationally may present risks.
Certain components of our aircraft may be procured and/or manufactured internationally. We also may sell our aircraft

internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that a future coronavirus outbreak or another global pandemic could disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. We are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results, and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for design, manufacturing, regulatory approval, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact on our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised.
We are offering Series Seed 2 Preferred Stock in the amount of up to $650,430 in this offering but may sell much less. This offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Doron Merdinger	50,585,000	Common Stock	87.6%

The Company's Securities

The Company has authorized Common Stock, Class A Common Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 915,594 of Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 65,000,000 with a total of 59,612,151 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Material Rights

The amount of security authorized is 65,000,000, with a total of 59,612,151 shares outstanding on a fully diluted basis (including 4,295,000 shares to be issued pursuant to outstanding stock options awarded under the Company's equity incentive plan).

Class A Common Stock

The amount of security authorized is 37,000,000 with a total of 4,429,121 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The amount of security authorized is 37,000,000, with a total of 4,429,121 outstanding (on a fully diluted basis, including 4,299,121 shares to be issued pursuant to outstanding stock options awarded under the Company's stock option plan, and 99,859 reserved for issuance pursuant to as yet unallocated options under that plan).

Series Seed-1 Preferred Stock

The amount of security authorized is 2,600,000 with a total of 2,475,111 outstanding.

Voting Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Material Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

The Series Seed-1 Preferred Stock have preference, together with the Series Seed 2 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 20,400,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

Voting Rights

The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The Series Seed-2 Preferred Stock have preference, together with the Series Seed 1 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Voting Rights of Securities Sold in this Offering

The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the "Class A Common Stock") (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

Dividend, Liquidation Preference, and Conversion Rights are detailed in Exhibit F of this offering document.

What it means to be a minority holder

As a minority holder of Series Seed 2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights with regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and would have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The Company is engaging in a concurrent offering through Regulation D in conjunction with this crowdfunding raise, and is further contemplating an additional offering through Regulation A. This has the potential to further dilute investors' stake in the Company. Please see the Liquidity and Capital

Resources Section for additional information.

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The Company is engaging in a concurrent offering through Regulation D in conjunction with this crowdfunding raise. This has the potential to further dilute investor's stake in the company. Please see the Liquidity and Capital Resources Section for additional information.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,585,000
  Use of proceeds: Founder's Shares + R&D
  Date: October 06, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,064,001.95
  Number of Securities Sold: 4,645,592
  Use of proceeds: R&D and Marketing
  Date: April 29, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 84,536
  Use of proceeds: StartEngine Equity Fee from Reg CF
  Date: April 29, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,415,000
  Use of proceeds: 2022 Equity Incentive Plan
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,304,000
  Use of proceeds: New Employee Option Plan
  Date: July 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,415,622.54
  Number of Securities Sold: 1,280,375
  Use of proceeds: R&D
  Date: March 04, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 29,221
  Use of proceeds: StartEngine Equity Fee from Reg CF
  Date: March 04, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $397,828.00
  Number of Securities Sold: 160,414
  Use of proceeds: R&D
  Date: April 24, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We were organized as Doroni Aerospace LLC, a Florida limited liability company in May 2018, and converted into a Delaware corporation on October 6, 2021. Our offices are located in Pompano Beach, Florida. We have developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform.

2023 Annual Period Compared to 2022 Annual Period Revenue, Cost of Goods Sold, and Gross Margin

For the 2023 Annual Period and the 2022 Annual Period we had no revenue, no cost of goods sold and no gross profit or loss.

Operating Expenses

Total operating expenses for the 2023 Annual Period were $3,324,944 compared to $2,352,717 for the 2022 Annual Period. The primary drivers of the increase are set forth below and were driven by the commencement of development of our H1-P1 prototype:

An increase of approximately $164,154 in research and development expenses, as a result of ramping up research and development during the 2023 Annual Period.

An increase of approximately $808,073 in general and administrative expenses.

Loss From Operations

Our loss from operations was $3,324,944 for the 2023 Annual Period, compared to $ 2,352,717 for the 2022 Annual Period.

Net Loss

Our net operating loss for the 2023 Annual Period was $3,399,673, compared to a net operating loss of $2,356,538, for the 2022 Annual Period.

Historical results and cash flows:

The Company is currently in the Research and development stage and pre revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because The Company is in the development stage, no revenue has been generated so far and revenues can only be projected based on market and market penetration, which is cannot be reasonably projected until final costing and scaled production costs are known. Past cash was primarily generated through equity sales (crowdfunding). Our goal is to bring the aircraft to market and fulfill pre-orders already recorded while developing manufacturing capabilities. We expect to be generating revenue by 2025 and, provided that our costing assumptions and market research match anticipated sales, reach profitability by 2027.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Since our inception we have raised approximately $5.7M through various securities offerings, which have funded our operations.

As of June 30, 2023, we had $397,231 in cash, compared to $395,418 as of December 31, 2022. Our total current assets as of June 30, 2023, were $1,083,642, compared to $1,369,961, as of December 30, 2022. The primary drivers of the decrease in total current assets between December 30, 2022 and June 30, 2023, were as follows:

A decrease of approximately $331,000 in prepaid and other current assets primarily attributable to the proceeds of our Regulation CF financing which were being held in escrow as of December 31, 2022, and which was subsequently distributed to us.

A decrease of approximately $76,000 in right of use assets resulting from the amortization of our property lease.

As of March 15, 2024, we had approximately $406,000 in cash. Excluding the proceeds we receive from this offering, we believe we have sufficient cash to sustain our operations for 24 months.

We may incur significant additional costs in finalizing the development of our product, and in production, marketing, sales and customer service, and regulatory compliance, and intend to continue to fund our operations, in part, through funds received from our Crowdfunding offerings, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditors' report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, given our parallel offering under Regulation D and our contemplated additional offering under Regulation A, both of which are aimed at much larger raises than the maximum raise from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that we expect to raise, a small portion will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate the Company for approximately 3-4 months if we raise the minimum amount.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum amount in this round and other capital raise efforts that we are running in parallel (Reg D Offering), we believe we can operate for approximately 24 months with our current burn rate of approximately $80,000. Following our contemplated concurrent and near-concurrent raises under Regulation D and Regulation A, it is likely that we will significantly increase our burn rate as we scale up for certification and mass production.

We expect to incur substantial additional research and development costs, administrative expenses to support its research and development operations, and marketing expenses to launch the sale of any commercialized product that may be developed. There can be no assurance that our activities will lead to the development of commercially viable products. Our operations to date have consumed substantial amounts of cash. The negative cash flow from operations is expected to continue in the foreseeable future.

We believe it will require substantial additional funds to deploy and commercialize the H1 X. Our cash requirements may vary materially from those now planned, depending upon outcomes related to the success of its development efforts, achievement of regulatory milestones, the level of resources that we devote to the engagement or development of manufacturing capabilities, and the strategy adopted for marketing its tests once approval is obtained. In addition, changes in circumstances in the aviation industry and related government and business initiatives may require us to allocate substantially more funds than are currently available or that management intends or is able to raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is preparing to launch a concurrent offering for institutional investors and high net-worth investors via its 2024 Reg D Offering. The terms of the offering as well as the rights and privileges are substantially the same as those of this Reg CF offering. In addition, the Company is regularly in discussions with high-net-worth investors, investment firms, and family offices.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $196,888,493.68

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including its growth, an independent third-party valuation report and patents appraisal, the current stage of its business, and the amount raised to date.

Doroni Aerospace has achieved several key milestones within the last 12 months, most notably having raised approximately $4.5M in investments to date via the Company's first, second, and third crowdfunding campaigns on StartEngine. In the first campaign, which ran from November 2021 to April 28, 2022, we met our offering maximum early and were oversubscribed. During the raise, the Company also pivoted from its initial targeted milestone of developing a showroom model-Doroni is now creating a full-scale, fully functional flying prototype in a relatively short time. The second campaign ran until March 2023 and raised approximately $2.4M. Our third campaign ran from mid- to end 2023 and raised approximately $2.3M. During the third raise, we completed an eight-month engineering and design project for the design of a new model, the H1 X.

In late March 2023, the Company revealed the Hl Pl model, the most comprehensive look at the go-to-market product it has offered to the public to date. Doroni Aerospace also presented the Hi's cockpit via a full VR experience as part of the 16th Annual Electric Aircraft Symposium ("EAS") hosted by the Vertical Flight Society, which took place in July 2022 in Oshkosh, Wisconsin. The Company has received interest in pre-orders from private consumers and received over 400 requests for pre-orders.*

Doroni believes that it has procured nearly all of the technology, components (batteries, motors, etc.), and partnerships necessary for the development of the Hl X. From the Company's discussions with the Center for Emerging Concepts & Innovation, Federal Aviation Administration, it is our understanding that the Company is further ahead than any other personal eVTOL developer.

Valuation Increase from the March 2023 Reg CF Offering

In March 2024, the Company received a valuation report from a third-party assessor, based primarily on the current value of the Company's intellectual property, its advances in the development of its products, and its achievement as the first company to ever perform a manned flight in a two-seater eVTOL. The Company has set its pre-money valuation for this offering on the basis of that report and on well-established formulas used in the market.

We believe these accomplishments demonstrate our company's progress and readiness for the next phase of growth. In conclusion, we believe, that given our progress since our last Reg CF, the company is now valued at approximately $196M.

* These preorder indications are non-binding, no-deposit, and require no down payment or reservation fee.

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,710,158.24, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- G&A, Marketing and Sales
  10.0%
  G&A, Marketing and Sales 90% short term; 10% medium term

- Research & Development
  73.5%
  Research and Development 10% short term; 80% medium term

- Company Employment
  10.0%
  Company Employment 10% in medium term

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://doroni.io/ (https://www.doroni.io/ (Investors button on bottom of home page of website.)).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/doroni

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Doroni Aerospace, Inc

[See attached]

DORONI AEROSPACE, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS:



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Doroni Aerospace, Inc.
Coral Springs, Florida

Opinion

We have audited the financial statements of Doroni Aerospace, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 2, 2024
Los Angeles, California

DORONI AEROSPACE INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	735,177	$	395,418
Prepaids and other current assets		389,975		513,929
Total current assets		1,125,152		909,347
Property and equipment, net		28,431		6,028
Right of use assets		303,057		454,586
Total assets	$	1,456,640	$	1,369,961
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	20,600	$	69,839
Credit card		62,940		31,156
Right of use liability, current portion		133,031		136,924
Other current liabilities		16,209		16,982
Total current liabilities		232,780		254,901
Right of use liability		186,547		334,182
Other long-term liabilities		150,000		130,000
Total liabilities	$	569,327	$	719,083
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 100,000,000 shares authorized 55,317,151 and 55,315,128 shares issued and outstanding as of December 31, 2023 and 2022	$	175	$	175
Class A Common Stock, $0.00001 par, 20,000,000 shares authorized 0 and 0 shares issued and outstanding as of December 31, 2023 and 2022		-		-
Series Seed-1 Preferred Stock, $0.00001 par, 10,000,000 shares authorized 2,404,194 and 780,740 shares issued and outstanding as of December 31, 2023 and 2022		24		8
Additional Paid In Capital		6,901,054		3,264,962
Retained earnings/(Accumulated Deficit)		(6,013,940)		(2,614,267)
Total stockholders' equity		887,313		650,878
Total liabilities and stockholders' equity	$	1,456,640	$	1,369,961

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of services	-	-
Gross profit	-	-
Operating expenses		
Research and development	974,261	810,107
General and administrative	2,350,683	1,542,610
Total operating expenses	3,324,944	2,352,717
Operating income/(loss)	(3,324,944)	(2,352,717)
Interest expense	(74,927)	(3,893)
Other income/(loss)	198	72
Income/(Loss) before provision for income taxes	(3,399,673)	(2,356,538)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	$ (3,399,673)	$ (2,356,538)

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Class A Common Stock		Series Seed-1 Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	14,399,119	$ 144	-	$ -	-	$ -	$ 480,024	$ (257,729)	$ 222,439
Stock forfeiture	(1,353,750)	-	-	-	-	-	-	-	-
Stock Split (4:1)	39,136,107	-	-	-	-	-	-	-	-
Issuance of common stock - Reg CF1	3,080,420	31	-	-	-	-	692,856	-	692,887
Issuance of common stock - broker compensation	53,232	-	-	-	-	-	13,308	-	13,308
Issuance of Seed 1 - Preferred stock - Reg CF2	-	-	-	-	774,917	8	1,328,811	-	1,328,819
Issuance of Seed 1 - Preferred stock - broker compensation	-	-	-	-	5,823	-	14,441	-	14,441
Offering costs	-	-	-	-	-	-	(136,069)	-	(136,069)
Share-Based Compensation	-	-	-	-	-	-	871,591	-	871,591
Net income/(loss)	-	-	-	-	-	-	-	(2,356,538)	(2,356,538)
Balance—December 31, 2022	55,315,128	$ 175	-	$ -	780,740	$ 8	$ 3,264,962	$ (2,614,267)	$ 650,878
Prior year adjustment	2,023	-	-	-	-	-	-	-	-
Issuance of Seed 1 - Preferred stock - Reg CF2	-	-	-	-	493,701	5	1,035,016	-	1,035,021
Issuance of Seed 1 - Preferred stock - Reg CF3	-	-	-	-	1,115,440	11	2,248,113	-	2,248,124
Issuance of Seed 1 - Preferred stock - Dealmaker	-	-	-	-	14,313	-	9,690	-	9,690
Offering costs	-	-	-	-	-	-	(171,042)	-	(171,042)
Share-Based Compensation	-	-	-	-	-	-	514,316	-	514,316
Net income/(loss)	-	-	-	-	-	-	-	(3,399,673)	(3,399,673)
Balance—December 31, 2023	55,317,151	$ 175	-	$ -	2,404,194	$ 24	$ 6,901,054	$ (6,013,940)	$ 887,313

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,399,673)	$	(2,356,538)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		15,759		15,515
Share based compensation expense		514,316		871,591
Non-cash lease expense		12		16,520
Changes in operating assets and liabilities:				
Prepaids and other current assets		123,954		(169,329)
Accounts payable		(49,239)		69,839
Credit Card		31,784		3,891
Other liabilities		19,227		140,005
Net cash provided/(used) by operating activities		**(2,743,860)**		**(1,408,506)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(38,162)		(1,819)
Net cash used in investing activities		**(38,162)**		**(1,819)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of stock, net of offering costs		3,121,781		1,603,349
Net cash provided/(used) by financing activities		**3,121,781**		**1,603,349**
Change in cash & cash equivalents		339,759		193,024
Cash—beginning of the year		395,418		202,394
Cash—end of the year	$	**735,177**	$	**395,418**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(74,927)	$	(3,893)
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Stock issued as broker commission	$	-	$	14,441

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Doroni Aerospace LLC was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021 in the state of Delaware. The financial statements of Doroni Aerospace Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Coral Springs, Florida.

The Company is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product currently under development, the Doroni H1, is a two seater personal eVTOL that is anticipated by the Company to be made available for public purchase which anyone can own, fly, and park in a standard two car garage. In order to get started, the Company anticipates that customers will need a current valid driver's license and completion of a 20-hour training course provided by the Company. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch in the beginning of 2026.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022 the Company's cash & cash equivalents exceeded FDIC insured limits by $485,177 and $145,418 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture & Fixtures	3 years
Tools, Machinery & Equipment	3 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company will earn revenues from sales of electrically powered vertical takeoff and landing vehicles.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred. Research and development expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $974,261 and $810,107.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs incurred during the years ended December 31, 2023, and 2022 are $352,487 and $169,243, respectively.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 2, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid expenses	$ 33,931	$ 96,005
Deposits	98,174	133,324
Escrow receivable	257,870	284,600
Total Prepaids and Other Current Assets	$ 389,975	$ 513,929

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Accrued Expenses	2,037	12,541
Tax Payable	14,172	4,443
Total Other Current Liabilities	$ 16,209	$ 16,984

Other long-term liabilities consist of the following items:

Other Long-term liabiliites

As of December 31,	2023	2022
Advances Received	150,000	130,000
Total Other Long-termLiabilities	$ 150,000	$ 130,000

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Computers	$ 23,191	$ 9,119
Tools, Machinery & Equipment	21,490	-
Furniture & Fixtures	2,600	-
Property and Equipment, at Cost	47,281	9,119
Accumulated depreciation	(18,850)	(3,091)
Property and Equipment, Net	$ 28,431	$ 6,028

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $15,759 and $2,888, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 55,317,151 and 55,315,128 Common Shares have been issued and outstanding, respectively.

Class A Common Stock

The Company is authorized to issue 20,000,000 shares designated as class A Common Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, no class A Common Shares have been issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 10,000,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2024, 2,404,194 and 780,740 Series Seed-1 Preferred Stock have been issued and outstanding, respectively.

6.   SHARE-BASED COMPENSATION

During 2022, the Company adopted its 2022 Equity Incentive Plan (which may be referred to as the "Plan 1"). The Company reserved 1,353,750 shares of its Common Stock to Plan 1, and, in giving effect to a 1:4 stock split effected by the Company, there are now 5,415,000 shares of the Company's Common Stock allocated to the Plan 1, which provides for the grant of shares of stock options, stock appreciation rights, and other stock-based awards to employees, non-employee directors, and non-employee consultants.

During 2022, the Company adopted its 2022 Stock Plan (which may be referred to as the "Plan 2"). The Company reserved 3,304,000 shares of its Class A Common Stock and pursuant to the Plan 2, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	5.00 - 7.40
Risk-free interest rate	4.23%	2.41% - 4.25%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$ -	$ -	-
Granted	7,315,000	0.59	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	$ 7,315,000	$ 0.59	9.39
Granted	1,658,611	0.04	-
Exercised	-	-	-
Expired/Cancelled	(1,720,000)	(0.47)	-
Outstanding at December 31, 2023	$ 7,253,611	$ 0.59	8.58

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

7.   LEASES

In November 2022, the Company entered into a lease agreement to rent its primary business premises. The lease has an original period expiring on December 31, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2023, and 2022 is 2 years and 3 years, respectively.

The weighted average discount rate used for the years ended December 31, 2023, and 2022 was 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

For Year Ended December 31,	
2024	$ 181,350
2025	190,418
Thereafter	-
Undiscounted lease payments	371,768
Less: Present value discount	- 33,693
Total	$ 338,075

8.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

9.   INCOME TAXES

The provision for income taxes consists of the following:

As of December 31,		2023		2022
Net Operating Loss	$	(1,009,703)	$	(699,892)
Valuation Allowance		1,009,703		699,892
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(1,738,638)	$	(728,935)
Valuation Allowance		1,738,638		728,935
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,854,002. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through May 2, 2024, which is the issuance date of these financial statements.

In 2024, the Company issued 60,887 shares of Series Seed-1 Preferred Stock for gross proceeds of $151,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net operating loss of $3,399,673, an accumulated deficit of $6,013,940, an operating cash flow loss of $2,743,860, and liquid assets in cash of $735,177. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF DORONI AEROSPACE

Pioneering A New Dimension in Personal & Cargo Mobility

At Doroni Aerospace, we aspire to shape the future of rapid commutes with the innovative DORONI H1-X. This state-of-the-art, two-seat aircraft is designed for daily use and built with our patented technology, making it ideal for personal, military, cargo, and medevac ...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



DORONI
Meet the H1-X
*Images are computer-generated demo versions. The product is still currently under development.

$805,584.91 Raised

OVERVIEW ABOUT TERMS PRESS & UPDATES REWARDS DISCUSSION

REASONS TO INVEST

 With 3 completed prototypes, including a full-scale manned flight model, a 4th prototype the H1-X developed, a utility & design patent granted, and $5.6M raised on StartEngine, we believe we're poised for growth.

 The application of the Doroni H1-X will play into the Urban Air Mobility (UAM) market, which includes the eVTOL segment. The UAM market is expected to reach approximately $300 billion by 2030 and $1 trillion by 2040, according to Morgan Stanley.

 The Doroni H1-X design will use groundbreaking aerodynamics and performance to redefine the norm, targeting personal, cargo, farming, EMS & military applications. Currently, we have over 400 pre-order requests.

Get Equity
$2.96 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$5,666,088.35

RAISED ⓘ
$805,584.91

INVESTORS
316

MIN INVEST ⓘ
$594.96

VALUATION
$196.89M

 **Most Momentum**
Top 15 in amount raised last 72 hours

What does this badge mean? **See here**

TEAM



Doron Merdinger • Founder & CEO

As CEO of Doroni Aerospace, Doron champions operational excellence. Previously, he was a 20-year CEO leading innovative tech solutions at Merdinger House of Design, doubling revenues in four years as CEO of Hazorfim. An NYU Stern graduate in Intl. ...

Read More





Yaakov Werdiger • Chief Operating Officer

Yaakov Werdiger has 6+ years of experience in automotive business development. With a background in e-commerce & marketing, he's a problem solver who turns ideas into reality. An Industrial Eng. graduate from Jerusalem College of Tech. & former ID...

Read More





David Gambill • Chief Aerospace Engineer

David Gambill, an Aerospace Engineering Team Lead at Doroni Aerospace, has experience from General Dynamics, Boeing, Leonardo, and XTI Aircraft. He holds a B.S. in Aerospace Engineering from UT Arlington and an MBA in Technology Management. ...

Read More



Show More

THE PITCH

Introducing the Doroni H1-X: Aiming to Revolutionize Mobility for a New Era

Experience the future of travel with the Doroni H1-X, a cutting-edge two-seater electric vertical takeoff and landing (eVTOL) aircraft. Designed to seamlessly integrate into your everyday life, the H1-X transforms your driveway into a launchpad, offering unmatched freedom and efficiency.



The H1-X design concept shown is a computer-generated rendering and no H1-X units have been tested. The H1-X has not yet been approved for use in urban environments.

Seamlessly Integrated Into Daily Life

With its sleek and compact design, the H1-X fits comfortably within a standard two-car garage. Featuring advanced EV fast charging capabilities, the H1-X prioritizes efficiency and adaptability, requiring no additional infrastructure. This innovative transportation solution is designed to blend effortlessly into your lifestyle, delivering unparalleled convenience.



Compact.
Compact design fits within a 2-car garage.

Flexible.
The H1-X requires no additional infrastructure.

Efficient.
Standard EV fast charge capability.

The H1-X design concept shown is a computer-generated rendering and no H1-X units have been tested. The H1-X has not yet been approved for use in urban environments.

Specs:



More than just flying cars, Doroni Aerospace is pioneering the future of sustainable and efficient transportation.

THE PROBLEM & OUR SOLUTION

Flying Toward A Faster & More Sustainable Future

At Doroni, we believe that travel should be both convenient and environmentally friendly. Our mission is to create a world where sustainable travel meets innovation, eliminating traffic jams and transforming your daily commute into an exhilarating and scenic flight.



Please note, the H1-X is currently a computer-generated concept and has not yet undergone testing or received approval for urban use.

Our state-of-the-art H1-X eVTOL offers zero-emission flights, contributing to a cleaner and greener future. We are committed to making this vision a reality through our advanced technology and sustainable practices.



**Please note, the H1-X is currently a computer-generated concept and has not yet undergone testing or received approval for urban use.*

Our Patented Technology



Intellectual property patents
DORO-01US1
Utility Patent
Tandem wing aircraft with fans in wings
DORO-02US1
Design Patent
Tandem wing aircraft with fans in wings

**The H1-X design concept shown is a computer-generated rendering and no H1-X units have been tested. The H1-X has not yet been approved for use in urban environments.*

Safety & Efficiency at the Forefront

The current personal eVTOL market faces challenges with exposed fan blades, compromising safety. Doroni's patented Wing-Fence and Ducted Fan technology enhance user safety, setting a new standard in design and functionality without compromise. Our focus on innovation ensures that our technology leads in both form and function.

Inwing Ducted Fan Design

Safety.
Protects your surroundings.

Efficiency.
Improves lift & range.

Low Noise.
Improves noise levels for a peaceful commute.



The H1-X design concept shown is a computer-generated rendering and no H1-X units have been tested. The H1-X has not yet been approved for use in urban environments.

Aerodynamic lightweight carbon fiber airframe

Carbon Fiber.
Made from lightweight, durable material.

Aero.
Designed to be efficient and aerodynamic.



The H1-X design concept shown is a computer-generated rendering and no H1-X units have been tested. The H1-X has not yet been approved for use in urban environments.

We are all about safety



8 Independent Motors
Enhanced stability

Autonomous Flight
Intelligent navigation

Ballistic Parachute
Rapid deployment

Anti-Collision Sensors
360° coverage

*The H1-X design concept shown is a computer-generated rendering and no H1-X units have been tested. The H1-X has not yet been approved for use in urban environments.

THE MARKET & OUR TRACTION

A Bold Breakthrough in Aviation

The urban air mobility market is on the brink of exponential growth, projected to expand from a $9 million TAM today to $55 billion by 2030, and a staggering $1 trillion by 2040.[1,2]


Projected urban air mobility market size (TAM)
Today
$9B
By 2030
$55B
By 2040
$1T

*Source | Source

We believe Doroni Aerospace is positioned to revolutionize this market with the H1-X eVTOL aircraft. With prior experimental approval, we are collaborating with the FAA to expedite our Airworthiness Certification, supported by our first manned flight with a full-scale prototype and over 70 manned test flights.


Traction
Developing market-ready H1-X
Securing 10 patents
DORONI

Doroni has gained significant traction, securing a robust intellectual property portfolio, $6 million in funding, and over 400 pre-orders, indicating strong market enthusiasm. We have completed the first manned eVOTL flight in the U.S. Our patented Wing-Fence and Ducted Fan technology, focused on safety, further solidifies Doroni's promising position in the market.

WHY INVEST

Join the Evolution of Mobility



Please note, the design concepts shown are computer-generated renderings and no units have been tested or approved for urban use.

Looking ahead, Doroni's H1-X aims to expand across multiple industries, including Military and Emergency Services. The H1-X is designed to enhance medical transport by offering rapid response times and improved accessibility, particularly in challenging terrains or urban environments. Its medium and compact design is ideal for regional patient transport and emergency services deployment, ensuring timely medical intervention in both civilian and military contexts.

Seize the opportunity to invest in the future of transportation. Join Doroni's passionate community and support a company dedicated to revolutionizing personal air mobility with a strong commitment to sustainability and innovation.

We're more than a team, we're a community united under the shared vision to open a new dimension to a future where air mobility empowers us all.

We're not just dreaming of a better future, we're building it.

Invest in Doroni – we'll see you in the skies!

ABOUT

HEADQUARTERS
**11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076**

WEBSITE
View Site ↗

At Doroni Aerospace, we aspire to shape the future of rapid commutes with the innovative DORONI H1-X. This state-of-the-art, two-seat aircraft is designed for daily use and built with our patented technology, making it ideal for personal, military, cargo, and medevac applications. Join us in our mission to redefine transportation and open new horizons in mobility.

TERMS

Doroni Aerospace

Overview

PRICE PER SHARE
$2.96

VALUATION
$196.89M

DEADLINE ⓘ
Sep. 19, 2024 at 6:59 AM UTC

FUNDING GOAL ⓘ
$10k - $2.71M

Breakdown

MIN INVESTMENT ⓘ
$594.96

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,209,997.68

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED

SHARES OFFERED

3,378

Series Seed 2 Preferred Stock

MAX NUMBER OF SHARES OFFERED

915,594

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Voting Rights of Securities Sold in this Offering

The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the "Class A Common Stock") (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives*

Loyalty Bonus | 100% Bonus Shares

As you are a previous investor or a predesignated friend/family member of Doroni Aerospace, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1

Invest $5,000+ within the first 5 days and receive 15% bonus shares.

Early Bird 2

Invest $10,000+ within the first 5 days and receive 20% bonus shares.

Early Bird 3

Invest $20,000+ within the first 5 days and receive 25% bonus shares.

Early Bird 4

Invest $50,000+ within the first 5 days and receive 30% bonus shares.

Early Bird 5

Invest $100,000+ within the first 5 days and receive 35% bonus shares.

Amount-Based Perks

Tier 1

Invest $5,000+ and receive 5% bonus shares

Tier 2

Invest $10,000+ and receive 15% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Tier 3

Invest $25,000+ and receive 20% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Tier 4

Invest $50,000+ and receive 25% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Tier 5

Invest $100,000+ and receive 30% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Non-bonus share perks capped to first 150 indviduals.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doroni Aerospace will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club Bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $2.96 / share, you will receive 110 shares of Series Seed-2 Preferred Stock, meaning you'll own 110 shares for $296. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

NEW UPDATES

08.22.24

We Crossed $800K This Round!



Dear Doroni Community,

We are thrilled to announce that we have crossed the $800,000 mark in our current campaign on StartEngine! This incredible achievement is a testament to the unwavering support of our community, and we couldn't be more grateful.

We are now just $250,000 away from reaching a total of $7 million raised—a milestone that reflects the strength of our vision and the confidence you've placed in us.

As we continue to build the future of urban air mobility, we invite you to consider joining our VIP Investor Campaign. This exclusive opportunity is reserved for investors who contribute over $10,000 and offers unique perks, including priority delivery and a private tour of our facility. There are only 150 slots available in this campaign, making it a truly special opportunity to be part of Doroni's journey.

Thank you for your continued support. Together, we are making history and bringing the dream of personal flight closer to reality.

See you in the skies!

Best regards,

The Doroni Team

 **I'm ready to invest**

08.21.24

Why Doroni is Leading the Future of Flying Cars

We're thrilled to share that Doroni Aerospace has been featured in an exclusive article by The U.S. Sun, highlighting our groundbreaking advancements in flying car technology. Our CEO, Doron Merdinger, discusses the H1-X model, the current state of U.S. regulations, and why we believe the U.S. needs to accelerate its progress to keep pace with global developments.

This is a must-read piece that underscores our leadership in the eVTOL space. (Click on image to read article)



The U.S. Sun
News
Sport
Lifestyle
TV
Entertainment
Money
Tech
Motors
Travel
More
The U.S. Sun EXCLUSIVE
DORONI
Doron Merdinger
EXCLUSIVE
Motors
FLY AWAY Flying car that can take off from the spot already legal in 2 states – but CEO warns US is behind China in development
Excitement is growing around the potential of flying vehicle technology - the CEO said drivers are missing out on the views
Ben Shimkus, Motors Staff Reporter
Published: 17:46 ET, Aug 12 2024 | Updated: 20:13 ET, Aug 12 2024

Ready to invest in the future of urban air mobility? Whether you're just starting your investment journey with us or looking to take it to the next level, we have options for everyone. We're also excited to announce the launch of our new VIP Investors Program, exclusively for the first 150 investors who contribute over $10,000. This program comes with special perks designed to enhance your experience as a Doroni supporter.

If you have any questions, our team is here to assist you. For the quickest response, please post your questions in the discussion section here on StartEngine.

Thank you for your continued support. We look forward to seeing you in the skies!

The Doroni Team



I'm ready to invest

PRESS

Electrek

Doroni's All-Electric Flying Car Gets Flight Certified in the U.S.

[View Article]

Robb Report

This Electric Flying Car Could Take You To Work Next Year – and Then Fit in Your Garage

[View Article]

Fox News

'The Angle' Investigates: Flying Cars

[View Article]

NASDAQ

Climate Risk, Role of Technology and Navigating the Regulatory Environment

[View Article]

Miami Herald

How One South Florida Startup's Flying Car Could Change Transportation Forever

[View Article]

ALL UPDATES

08.20.24

Invest Over $10,000 to Join Our Exclusive VIP Club



Dear Doroni Community,

We are thrilled to announce the launch of our exclusive Doroni Fly First Class Campaign—an opportunity designed for our strongest supporters to step up and join us on an incredible journey. This is your chance to be part of an elite group that will drive the future of transportation and enjoy amazing perks as a member of our VIP club.

Our goal is to raise $1.5 million through this campaign to build a full-scale showroom model of the H1-X, which will embark on a world tour to showcase our revolutionary eVTOL and elevate the Doroni brand on a global stage. We firmly believe that this tour will bring unprecedented attention to the H1-X and propel us forward as we work tirelessly to develop the flying model, set to debut by mid-2025.

This exclusive campaign is open to just **150 investors** who are ready to make a significant impact. By investing a minimum of $10,000, you will unlock the following exclusive perks:

✓**Free pre-order of the H1-X:** Secure your spot as one of the first to own our groundbreaking eVTOL.

✓**Priority delivery:** Be at the forefront of the future, receiving your H1-X ahead of others.

✓**Exclusive tour of our Pompano Beach facility:** Get an insider's look at the innovation driving Doroni Aerospace.

✓**Invitation to attend our test flights:** Witness history in the making as we take the H1-X to the skies.

✓**15% Bonus Shares:** Amplify your investment with bonus shares—this can increase up to 35% depending on your investment amount!

We invite you to join us on this mission to revolutionize transportation and create a faster, more sustainable way to connect with the world around us. Your support is crucial as we work together to make history.

Thank you for standing by us and believing in our vision. We wouldn't be where we are today without your unwavering support. Now, let's take this journey to new heights—together.

Let's make history.[Invest today!]

Best regards,

The Doroni Team

 **I'm ready to invest**

08.19.24

New Doroni Podcast: With CEO Doron Merdinger



Dear Doroni Community,

We are excited to announce the release of the latest episode of The Doroni Podcast! After receiving great feedback from our previous episodes, we are now bringing back Doroni's Founder & CEO, Doron Merdinger to share his inspiration and journey into bringing the H1-X to life.

Tune in to learn more about the exciting developments, design, technology and features of the H1-X.

[Watch the Full Podcast Episode on Our YouTube channel](#)

Ready to invest in the future of urban air mobility? Whether you're just starting your investment journey with us or looking to take it to the next level, we have options for everyone. We're also excited to announce the launch of our new VIP Investors Program, exclusively for the first 150 investors who contribute over $10,000. This program comes with special perks designed to enhance your experience as a Doroni supporter.

If you have any questions, our team is here to assist you. For the quickest response, please post your questions in the discussion section here on StartEngine.

Thank you for your continued support. We look forward to seeing you in the skies!

The Doroni Team

 I'm ready to invest

08.16.24

VIP Investor Program Launch



Dear Doroni Community,

We are thrilled to announce the launch of our **Doroni Fly First Class Campaign!** This exclusive opportunity is available to the next 150 investors who invest over $10,000, offering the following exciting benefits:

- Free pre-order of the H1-X
- Priority delivery
- An exclusive tour of our facility in Pompano Beach, Florida
- An invitation to attend our test flights
- 15% Bonus Shares

This campaign is a key part of our ambitious goal to deliver the full-scale showroom model of the H1-X and embark on a world tour to showcase this revolutionary eVTOL to the world. (watch video)

Ready to take flight with us? Invest in Doroni today by visiting our campaign on StartEngine: . Follow the instructions to invest and become a part of the future of urban air mobility.

For the quickest response to any questions, please drop a message in the discussions section. Alternatively, you can book a video call with our investor relations team 👉 https://calendly.com/abe_doroni/15.

Thank you, and see you in the skies!

The Doroni Team

 I'm ready to invest

08.14.24

Missed our webinar today? It's now live on YouTube



Dear Doroni Community,

We're excited to announce that the recording of today's webinar is now available on YouTube! If you missed the live session or want to revisit any of the insights we shared, you can watch it at your convenience.

In this webinar, we covered exciting updates on the H1-X eVTOL, our latest achievements, and our vision for the future of urban air mobility. We also addressed key questions from our valued investors.

[Watch the Webinar Recording Here](#)

If you're inspired by what you see and want to be a part of this journey, we invite you to invest in Doroni Aerospace. Click the link below to learn more and join us in revolutionizing transportation.

◉ I'm ready to invest

08.13.24

Reminder: Our Investor Webinar is Tomorrow



Dear Doroni Community,

Our investor webinar is just around the corner! Join us tomorrow, Wednesday, August 14th, at 1:00 PM ET as we explore new horizons and share our latest achievements. Don't miss out—register below now.

Webinar Highlights:

1. State of the Company:
    - Get an insider's view on what's happening behind the scenes at Doroni Aerospace and hear from our CEO about the steps we are taking to bring our vision to life.
2. Deep Dive Into the H1-X:
    - Discover our latest innovation, the H1-X, and get your technology questions answered from Doroni electrical and aerospace engineers.
3. Investment Opportunity:
    - We will be announcing a new initiative to expedite development and give investors exclusive access to the first wave of deliveries.

Webinar Details:

- Date: Wednesday, August 14th
- Time: 1:00 PM ET
- Location: Online via Zoom Webinar

Don't miss this opportunity to learn more about how Doroni Aerospace is revolutionizing transportation.

Register Here

08.09.24

We've Reached Over $700K!



Dear Doroni Supporters,

We're excited to share that we've surpassed $700K in our current round on StartEngine! This incredible milestone is a testament to the unwavering support from our community of investors like you.

Your belief in our vision and mission is what drives us to continue developing the H1-X and revolutionizing urban air mobility. We couldn't have come this far without you, and we're deeply grateful for your trust and commitment.

As we push forward, your continued support is vital. If you haven't yet had the chance to invest, we invite you to join us in this exciting journey. Your investment will help us reach new heights and bring the future of transportation closer to reality.

[Consider Investing in Doroni Aerospace Today!](#)

Also, don't forget to join us for our upcoming webinar on August 14th at 1 PM EST, where we'll be sharing more about our progress and future plans. It's a great opportunity to get your questions answered and learn more about how we're shaping the future of travel.

[Register for the Webinar Here](#)

Thank you once again for being a part of the Doroni Aerospace family. Together, we're making history.

Best regards,

Doroni Team

 I'm ready to invest

08.08.24

Upcoming Webinar: Meet Our Panel



DORONI
Doroni Aerospace Investor Webinar
Meet the panel.

Doron Merdinger	Abe Dats	David Gambill	Derek Barger	Sarah Hardwick
CEO & Founder	Marketing & Investor Relations	Chief Aerospace Engineer	Chief Electrical & Electronics Engineer	Crowdfunding Strategist for Doroni

Wednesday August 14, 2024   1:00 PM Eastern Time   Online via Zoom

Dear Doroni Community,

We're excited to announce the esteemed panel of expert team members who will be joining us for our upcoming Doroni Aerospace webinar. Our team will share exclusive insights into the progress of the H1-X, the future of urban air mobility, and the groundbreaking technology that sets the H1-X apart.

Our panelists:

- Doron Merdinger, Founder & CEO

- David Gambill, Chief Aerospace Engineer

- Derek Barger, Chief Electrical & Electronics Engineer

- Abe Dats, Marketing & Investor Relations

Webinar Moderator: Sarah Hardwick, Crowdfunding Strategist

Register today and don't miss this opportunity to learn more about the progress of the H1-X.

Register Here

We look forward to seeing you there!

Best regards,

Doroni Team

08.07.24

5 Reasons to Invest in Doroni



At Doroni Aerospace, we are at the forefront of transforming personal and urban mobility with our cutting-edge electric vertical takeoff and landing (eVTOL) technology. Our vision is clear, our innovations are groundbreaking, and we invite you to join us on this exciting journey. Here are five compelling reasons to invest in Doroni Aerospace:

1. World-Class Team of Visionaries and Experts

Our team at Doroni Aerospace is composed of industry veterans, visionaries, and passionate innovators who are dedicated to revolutionizing transportation. Led by CEO Doron Merdinger, our team combines decades of experience in aerospace, engineering, and technology. When you invest in Doroni, you're backing a team with the expertise and drive to turn ambitious dreams into reality.

2. Patented Technology That Sets Us Apart

Doroni Aerospace holds unique patents for the H1-X model's advanced technology, including our innovative ducted fans. This patented technology not only sets us apart from competitors but also positions us as leaders in the eVTOL industry. Our commitment to innovation ensures that Doroni Aerospace remains at the forefront of technological advancements, offering investors a unique opportunity to be part of something truly groundbreaking.

3. Growing Market Interest and Demand

The eVTOL market is projected to reach $1 trillion by 2040, and Doroni Aerospace is well-positioned to capture a significant share of this rapidly growing industry. With increasing interest from both the public and private sectors, the demand for innovative, efficient, and sustainable transportation solutions is on the rise. Your investment in Doroni supports our growth and expansion in this high-potential market, where the sky is literally the limit.

4. FAA Airworthiness Certification Already Achieved

We're proud to announce that Doroni Aerospace has already received FAA airworthiness certification for our H1-X prototype. This certification is a significant milestone, proving our commitment to safety, quality, and regulatory compliance. It positions us well for continued success as we move toward commercial production, offering investors confidence in our ability to deliver a market-ready product.

5. Mission for Sustainability and More Efficient Travel

Our mission at Doroni Aerospace is to create a sustainable and efficient mode of travel that connects the world in new and exciting ways. By investing in Doroni, you're supporting our efforts to reduce carbon footprints and improve urban mobility. Our H1-X model is designed to offer a greener and more rapid commuting alternative to traditional transportation, revolutionizing how we connect with each other and the planet.

Join Us in Shaping the Future of Transportation

At Doroni Aerospace, we are not just building flying cars; we are creating a new paradigm for personal and urban mobility. By investing in Doroni, you are supporting a vision of a connected, sustainable, and innovative future.

Invest in Doroni Aerospace and Elevate Your Future.

 I'm ready to invest

Want to learn more? Join us for our investor webinar on August 14 at 1 PM Eastern Time to get an exclusive look at our latest developments and hear directly from our leadership team. **Click here to register now!**

08.05.24

Why Doroni is Leading the Aviation Revolution



Dear Doroni Investors and Followers,

We're thrilled to share exciting updates from our CEO, Doron Merdinger, who recently appeared on the Schwab Network to discuss the future of aviation.

Pioneering the Future of Aviation

Doron highlighted our work on the H1-X, our latest breakthrough in electric Vertical Takeoff and Landing (eVTOL) technology. This isn't just another flying car; it's a leap forward in personal and urban transportation. With cutting-edge safety features and a revolutionary design, the H1-X sets a new standard for the industry.

Addressing Industry Challenges

With recent issues facing major players like Boeing, many airlines may have missed opportunities for innovation. Doroni Aerospace is stepping up, leading the charge in creating safer, more efficient ways to travel. Our H1-X is poised to transform how we connect with the world, offering a sustainable and exciting alternative to traditional aviation.

Join Us on This Journey

The future of aviation is here, and Doroni Aerospace is paving the way. We invite you to join us on this exciting journey as we work to make flying cars a reality. If you're as excited as we are, consider investing with us and be part of this groundbreaking transformation.

Thank you for your continued support.

Best regards,

Doroni Team

 I'm ready to invest

08.04.24

Minnesota Passes Flying Car Legislation!



Dear Doroni Followers,

We are excited to share groundbreaking news that propels us closer to our vision of revolutionizing personal and urban transportation. Minnesota has become the second U.S. state to enact flying car regulations, following New Hampshire's lead with the so-called "Jetsons Law." This is a significant milestone for the eVTOL industry and a clear indication that flying cars are not just a futuristic dream but an emerging reality.

([Read full article](#))

Join the Revolution: Invest with Doroni Aerospace

 With over 2,500 investors already supporting us, we invite you to join our mission and be part of this historic journey. Your investment will help us accelerate our progress toward FAA certification and bring the H1-X to market, changing how people travel. Don't miss this opportunity to invest in the future of transportation.

Explore investment opportunities today with a minimum investment of just $597. Your support will help us shape the future of mobility and make flying cars accessible to everyone.

[Invest Now and Elevate the Future with Doroni Aerospace!](#)

Thank you for your continued support and belief in our mission. Together, we are making history and building a future where flying cars become a reality.

 **I'm ready to invest**

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Doroni Aerospace.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Tier 1

Invest $5,000+ and receive 5% bonus shares.

Select

$10,000

Tier 2

Invest $10,000+ and receive 15% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Select

$25,000

Tier 3

Invest $25,000+ and receive 20% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Select

$50,000

Tier 4

Invest $50,000+ and receive 25% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Select

$100,000

Tier 5

Invest $100,000+ and receive 30% bonus shares + free pre-order of a H1-X (a value of a $1,000 non-refundable deposit) + addition to the priority delivery list + the opportunity to be on the first test flights of the Doroni H1-X, and VIP tour of Doroni HQ*

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Garrick Thornton
3 days ago

Do my combined investments qualify for the 10k perk?

 1    0



Doron Merdinger ⊘

Doroni Aerospace • 2 days ago

Hi Garrick,
...
Show more

⬆ 0   ⚑

GT   **Garrick Thornton**
5 days ago

Is there a Discord link to this Community?

💬 2   ⬆ 0   ⚑

DM   **Doron Merdinger**
Doroni Aerospace • 4 days ago

Hi Garrick,
...
Show more

⬆ 0   ⚑

View 1 more reply

LF   **Lloyd Fry**
12 days ago

Why are your alleged deposits not reflected in the financials, showing zero sales? Additionally, wasn't th...
Show more

💬 1   ⬆ 0   ⚑

DM   **Doron Merdinger**
Doroni Aerospace • 9 days ago

The company is currently in the pre-revenue stage, meaning that deposits are recorded as financial ...

Show more

↑ 0   ⚑

darryl roundtree
14 days ago

valuation and share price
how can you increase your valuation and then your ...

Show more

💬 1   ↑ 0   ⚑

Doron Merdinger
Doroni Aerospace • 11 days ago

Hi Darryl,
...

Show more

↑ 0   ⚑

Visali Raju Muppala
21 days ago

Doroni Team,
Thanks and appreciate your hard work for all the ...

Show more

💬 2   ↑ 0   ⚑

Ranadheer Reddy
20 days ago

I hope Doroni will hire engineers who have this knowledge
to keep up with the technology and speed up the ...

Show more

↑ 0   ⚑

View 1 more reply

Michael Arsenault
a month ago

Hi Doron,
I made an initial investment during this campaign to ...

Show more

💬 0   ↑ 0   ⚑

W Kim Colich
a month ago

Hi Doron, Will you consider extending your campaign?
I'd really love to see you hit your $1.21M goal! ...

Show more

💬 1   ↑ 0   ⚑

Doron Merdinger ⊘
Doroni Aerospace • 9 days ago

Hi W Kim,
...
Show more

                    ↑ 0   ⚑

Michael Rozdolski
2 months ago

I understand that your current focus is on personal transportation. Looking beyond this, are you ...

Show more

💬 1   ↑ 0   🏳



Doron Merdinger ⊘
Doroni Aerospace • 2 months ago

Micheal,
...

Show more

↑ 0   🏳



Benjamin Kanter
2 months ago

Hi Doron, where will you manufacture the H1-X? What will it cost to make one? And what is the expected ...

Show more

💬 1   ↑ 0   🏳



Doron Merdinger ⊘
Doroni Aerospace • 2 months ago

Benjamin,
...

Show more

↑ 0   🏳



Daniel Lowell
2 months ago

How will this be an individual owners vehicle? Actually what would that person look like? Clearly someone wi...

Show more

💬 1   ↑ 0   🏳

Doron Merdinger

Doroni Aerospace • 2 months ago

Regarding certification, the FAA released an updated
draft to the LSA rules last year to bring personal eVTOL...
Show more

↑ 0   ⚑

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NEWS CLIPS:

"A flying car company says it has successfully completed the first manned test."

"Doron Merdinger is the CEO of Doroni."

"Doron tell us a little bit about your company…"

DORON:

7 years ago I had a vision. A world without roads. Where you can live in remote places. A world with no traffic. A more efficient world in every sense of the word.

Let me introduce to you the H1-X.

1 push of a button and you're up. Floating in the clouds with a panoramic view of your surroundings.

The Doroni H1X was designed to cater to personal ownership, government agencies and emergency services.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "DORONI AEROSPACE, INC.",

FILED IN THIS OFFICE ON THE EIGHTH DAY OF APRIL, A.D. 2024, AT

9:41 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

6288233 8100
SR# 20241343183

Authentication: 203204295
Date: 04-08-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:41 AM 04/08/2024
FILED 09:41 AM 04/08/2024
SR 20241343183 - File Number 6288233

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DORONI AEROSPACE, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Doroni Aerospace, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Doroni Aerospace, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 6, 2021 under the name Doroni Aerospace, Inc.

2. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 30, 2022 (the "First Restated Certificate").

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the First Restated Certificate be amended and restated in its entirety to read as follows in this Second Amended and Restated Certificate below (this "Restated Certificate"):

ARTICLE I.

The name of this corporation is Doroni Aerospace, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of this Corporation in the State of Delaware is 9 East Loockerman Street, Suite 311, Dover, DE 19901, County of Kent, and the name of the registered agent of this Corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

ARTICLE III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV.

The Corporation is authorized to issue three classes of stock to be designated "Common Stock," "Class A Common Stock" and "Preferred Stock." The total number of shares of Common Stock that the Corporation is authorized to issue is 65,000,000 shares, $0.00001 par value per share. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 37,000,000 shares, $0.00001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 23,000,000 shares, $0.00001 par value per share. Shares of Common Stock issued and outstanding at the effective time of the First Restated Certificate were subdivided and converted into 4 shares of Common Stock at such effective time. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 2,600,000 of the Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock", and 20,400,000 of the Preferred Stock of the Corporation are hereby designated "Series Seed-2 Preferred Stock."

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B.   CLASS A COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Class A Common Stock.

1.   General. The rights, preferences, privileges and restrictions of the Class A Common Stock and Common Stock shall be equal and identical in all respects except as set forth in Section B.2 below.

2.   Voting. The shares of Class A Common Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications, and limitations, shall apply to the shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock (collectively, the "Series Seed

Preferred Stock"). Unless otherwise indicated, references to "Sections" in this Part C of this Article IV refer to sections of this Part C.

1. **Dividends.** In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed Preferred Stock on a *pari passu* basis in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

2. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 <u>Payments to Holders of Series Seed Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Class A Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (A) each class of Series Seed Preferred Stock's Series Seed Preferred Original Issue Price, or (B) such amount per share as would have been payable had all shares of the applicable Series Seed Preferred Stock been converted into Class A Common Stock pursuant to <u>Section 4</u>, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this <u>Subsection 2.1</u>, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under this <u>Subsection 2.1</u> is herein after referred to as the "<u>Seed Preferred Liquidation Preference</u>." The "<u>Seed-1 Preferred Original Issue Price</u>" shall mean $2.48 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "<u>Seed-2 Preferred Original Issue Price</u>" (and together with the Seed-1 Preferred Original Issue Price, the "<u>Series Seed Preferred Original Issue Price</u>") shall mean $2.97 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Series Seed-2 Preferred Stock.

2.2 <u>Distribution of Remaining Assets</u>. In the event of any Deemed Liquidation Event or voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Seed Preferred Liquidation Preference to the holders of Series Seed Preferred Stock, on a *pari passu* basis, required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Class A Common Stock, pro rata based on the number of shares held by each such holder.

2.3 <u>Deemed Liquidation Events</u>.

2.3.1 <u>Definition</u>. Each of the following events is a "<u>Deemed Liquidation Event</u>" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class) (the "<u>Requisite Holders</u>") elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party, or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party, or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Subsection 2.3.1, all shares of Common Stock and Class A Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock and Class A Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Subsection 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3.   **Voting**. The shares of Series Seed Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Series Seed Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4.   **Conversion**. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1   Right to Convert.

i.   Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the Series Seed Preferred Stock by its applicable Conversion Price (as defined below) in effect at the time of conversion for the Series Seed Preferred Stock. The "Seed-1 Preferred Conversion Price" shall initially be equal to the Seed-1 Preferred Original Issue Price. The

"Seed-2 Preferred Conversion Price" shall initially be equal to the Seed-2 Preferred Original Issue Price, and collectively with the Seed-1 Preferred Conversion Price, the "Conversion Price." Such initial Conversion Price, and the applicable rate at which such shares of Series Seed Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

ii.   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of the applicable Series Seed Preferred Stock.

4.2   Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the applicable Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of a series of Series Seed Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of applicable Series Seed Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

4.3.3   Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of Series Seed Preferred Stock, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the designated number of shares of Series Seed Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date effect a subdivision of the outstanding Class A Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price in effect for Series Seed Preferred Stock immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made with respect to Series Seed Preferred Stock if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock) or in other property and the provisions of Subsection 4.5 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Class A Common Stock (but not Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of unconverted or unexchanged Series Seed Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Seed Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of affected Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than 30 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for the Series Seed Preferred Stock, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series Seed Preferred Stock.

4.9   Mandatory Conversion. Upon either (A) the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate, and (ii) such shares may not be reissued by the Corporation.

4.10   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Subsection 3.9. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class A Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 4.9, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.10. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Class A Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Seed-1 Preferred Stock and the Class A Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V.

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation (the "Bylaws"). The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VII.

A.   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B.   The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

C.   The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

D.   Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Restated Certificate inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE IX.

The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, as amended, has been duly adopted in accordance with Section 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 4th day of April, 2024.

By: DocuSigned by: Doron Merdinger
443E762D714D4C4...



Doron Merdinger, Chief Executive Officer